                           Filed by Reinsurance Group of America, Incorporated
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934

            Subject Company:        Reinsurance Group of America, Incorporated
                                               Commission File No.: 333-151390

            Subject Company:        MetLife, Inc.
                                                Commission File No.: 001-15787


[RGA logo]
                                              For further information, contact
                                              Jack B. Lay
                                              Senior Executive Vice President
                                              and Chief Financial Officer
                                              (636) 736-7000



FOR IMMEDIATE RELEASE
---------------------

         REINSURANCE GROUP OF AMERICA REPORTS SECOND-QUARTER RESULTS;
         ------------------------------------------------------------
                  OPERATING EARNINGS PER SHARE UP 31 PERCENT
                  ------------------------------------------


         ST. LOUIS, July 21, 2008 - Reinsurance Group of America, Incorporated (NYSE:RGA), a leading global provider of life reinsurance, reported net income for the second quarter of $110.7 million, or $1.73 per diluted share, compared to $77.5 million, or $1.20 per diluted share, in the prior-year quarter. RGA uses a non-GAAP financial measure called operating income as a basis for analyzing financial results. The definition of operating income and reconciliations to GAAP net income are provided in the following tables. Operating income increased to $109.7 million, or $1.71 per diluted share, from $84.6 million, or $1.31 per diluted share in the year-ago quarter, a 31 percent increase on a per share basis. Second-quarter net premiums rose 12 percent, to $1,358.6 million, from $1,207.6 million a year ago. Net investment income totaled $254.9 million versus $274.9 million the year before.

         For the first half of 2008, net income totaled $142.2 million or $2.22 per diluted share, compared to $153.7 million, or $2.39 per diluted share, in the year-ago period. Operating income totaled $180.6 million, or $2.82 per diluted share, compared to $166.7 million, or $2.60 per diluted share in the prior-year period, an 8 percent increase on a per share basis. Consolidated net premiums were up 14 percent, to $2,656.6 million from $2,333.1 million.

         A. Greig Woodring, president and chief executive officer, commented, "We reported a strong quarter with solid contributions from all our operating segments. The U.S. segment reported pre-tax net income totaling $109.2 million for the quarter versus $86.2 million the year before. Pre-tax operating income in that segment increased 17 percent to $109.2 million from $93.3 million the year before. Mortality experience rebounded from the first quarter as claims were at expected levels. Net premiums were up 5 percent to $754.4 million from $720.4 million

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in the prior-year quarter. On a year-to-date basis, net premiums have increased 6 percent, slightly below the low end of our guidance range of 7 to 9 percent.

         "Our Canada operations reported a solid quarter, with pre-tax net income of $26.8 million compared to $24.2 million a year ago. Pre-tax operating income totaled $23.8 million versus $22.6 million a year ago. The prior-year result was characterized by very favorable mortality. Mortality experience in the current-year quarter was slightly favorable. Net premiums increased 14 percent to $139.5 million from $122.6 million in the prior year. Net premiums and pre-tax operating income for the second quarter of 2008 were favorably affected by currency exchange rates relative to the prior year by approximately $11.3 million and $2.4 million, respectively, as the Canadian dollar has strengthened since last-year's second quarter.

         "Asia Pacific reported a strong quarter with pre-tax net income of $21.3 million compared with $15.6 million in the year-ago quarter. Pre-tax operating income totaled $22.8 million compared with $16.1 million a year ago. Claims experience was favorable in our three largest markets, Australia, Japan and South Korea. Net premium flow was robust, increasing 40 percent, to $277.7 million from $199.0 million. South Korea, in particular, reported strong premiums, as our efforts in this emerging reinsurance market continue to produce excellent results. On a year-to-date basis, South Korea is our fifth largest market, behind the U.S., UK, Canada and Australia markets, based on net premiums. Foreign currency fluctuations positively affected net premiums and pre-tax operating income by approximately $8.6 million and $2.3 million, respectively, primarily due to a stronger Australian dollar and Japanese yen.

         "Europe and South Africa results rebounded from recent poor mortality, with pre-tax net income increasing to $17.0 million from $11.8 million a year ago. Pre-tax operating income increased to $17.2 million versus $12.5 million last year, when we experienced somewhat higher claim levels in the UK. Net premiums increased 13 percent to $185.5 million. Foreign currency exchange fluctuations favorably affected both reported net premiums and pre-tax operating income by approximately $0.6 million and $0.6 million, respectively, due to a stronger euro somewhat offset by a weaker British pound sterling.

         "Our investment portfolio continues to perform well.
Investment-related write-downs were less than $1.0 million. Those write-downs were largely due to our intent to sell certain securities in an unrealized loss position. Our subprime mortgage exposure remains modest at $256.8 million in book value, or less than 2 percent of total invested assets, with 66 percent rated

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Add Two

"AA" or higher, including 26 percent in the "AAA" category. Approximately 13 percent of the subprime mortgage exposure, or $34.2 million, is rated below investment grade. We largely avoided investing in securities originated in the second half of 2005 and beyond, which we believe was a period of lessened underwriting quality. Unlike most companies in the financial services and life insurance sectors, our profits are primarily driven by mortality results. We do not stretch for investment yield and therefore our investment profile is conservative with 97 percent of our securities held in the investment grade categories."

         Woodring concluded, "Results were very strong during the quarter, offsetting in part the weaker first-quarter results. Our results so far this year reflect the short-term volatility that is a part of our business. However, we continue to successfully execute our business plan, with our book value per share growing in the 13 to 14 percent range on a compound basis since our initial public offering in 1993. Additionally, at this time there are no arbitrations or claims disputes associated with our discontinued accident and health operations, and the remaining runoff activity of that business is not significant.

         "On June 2, MetLife and RGA jointly announced a proposed transaction that could lead to MetLife disposing of its majority position in RGA. We believe the transaction will benefit our shareholders by, among other things, increasing the liquidity and public float of RGA's common stock and allowing management greater flexibility to deal with opportunities and challenges specific to our business. The transaction is subject to various conditions, including shareholder and regulatory approvals, and could be completed as early as the third quarter of this year."

         The company also announced that its board of directors declared a regular quarterly dividend of $0.09, payable August 25 to shareholders of record as of August 4.

         A conference call to discuss the company's second-quarter results will begin at 9 a.m. Eastern Time on Tuesday, July 22. Interested parties may access the call by dialing 877-856-1965 (domestic) or 719-325-4793 (international). The access code is 5790642. A live audio webcast of the conference call will be available on the company's investor relations web page at www.rgare.com. A replay of the conference call will be available at the same address beginning on Wednesday, July 23, for 90 days following the conference call. A telephonic replay will also be available from July 23 through July 29 at 888-203-1112 (domestic) or 719-457-0820, access code 5790642.

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Add Three

         Reinsurance Group of America, Incorporated, through its various operating subsidiaries, is among the largest global providers of life reinsurance. Reinsurance Group of America, Incorporated has subsidiary companies or offices in Australia, Barbados, Bermuda, Canada, China, France, Germany, Hong Kong, India, Ireland, Italy, Japan, Mexico, Poland, South Africa, South Korea, Spain, Taiwan, the United Kingdom and the United States. Worldwide, the company has approximately $2.2 trillion of life reinsurance in force, and assets of $22.4 billion. MetLife, Inc. is the beneficial owner of approximately 52 percent of RGA's outstanding shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
---------------------------------------------------------

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, among others, statements relating to projections of the earnings, revenues, income or loss, future financial performance and growth potential of Reinsurance Group of America, Incorporated and its subsidiaries (which we refer to in the following paragraphs as "we," "us" or "our"). The words "intend," "expect," "project," "estimate," "predict," "anticipate," "should," "believe," and other similar expressions also are intended to identify forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results, performance and achievements could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

Numerous important factors could cause actual results and events to differ materially from those expressed or implied by forward-looking statements including, without limitation, (1) adverse changes in mortality, morbidity, lapsation or claims experience, (2) changes in our financial strength and credit ratings or those of MetLife, Inc. ("MetLife"), the beneficial owner of a majority of our common shares, or its subsidiaries, and the effect of such changes on our future results of operations and financial condition, (3) inadequate risk analysis and underwriting, (4) general economic conditions or a prolonged economic downturn affecting the demand for insurance and reinsurance in our current and planned markets, (5) the availability and cost of collateral necessary for regulatory reserves and capital, (6) market or economic conditions that adversely affect our ability to make timely sales of investment securities, (7) risks inherent in our risk management and investment strategy, including changes in investment portfolio yields due to interest rate or credit quality changes, (8) fluctuations in U.S. or foreign currency exchange rates, interest rates, or securities and real estate markets, (9) adverse litigation or arbitration

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Add Four

results, (10) the adequacy of reserves, resources and accurate information relating to settlements, awards and terminated and discontinued lines of business, (11) the stability of and actions by governments and economies in the markets in which we operate, (12) competitive factors and competitors' responses to our initiatives, (13) the success of our clients, (14) successful execution of our entry into new markets, (15) successful development and introduction of new products and distribution opportunities, (16) our ability to successfully integrate and operate reinsurance business that we acquire,
(17) regulatory action that may be taken by state Departments of Insurance with respect to us, MetLife, or its subsidiaries, (18) our dependence on third parties, including those insurance companies and reinsurers to which we cede some reinsurance, third-party investment managers and others, (19) the threat of natural disasters, catastrophes, terrorist attacks, epidemics or pandemics anywhere in the world where we or our clients do business, (20) changes in laws, regulations, and accounting standards applicable to us, our subsidiaries, or our business, (21) the effect of our status as an insurance holding company and regulatory restrictions on our ability to pay principal of and interest on our debt obligations, and (22) other risks and uncertainties described in this document and in our other filings with the Securities and Exchange Commission.

         Forward-looking statements should be evaluated together with the many risks and uncertainties that affect our business, including those mentioned in this document and described in the periodic reports we file with the Securities and Exchange Commission. These forward-looking statements speak only as of the date on which they are made. We do not undertake any obligations to update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

         In connection with MetLife's proposed divestiture of its stake in RGA, RGA has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 (File No. 333-151390), which includes a preliminary proxy statement/prospectus related to the Recapitalization and a preliminary prospectus relating to the Split-Off. At the appropriate time, MetLife will file with the SEC a statement on Schedule TO. Investors and holders of RGA and MetLife securities are strongly encouraged to read the registration statement and any other relevant documents filed with the SEC, including the final proxy statement/prospectus relating to the Recapitalization, the final prospectus relating to the Split-Off and related Split-Off materials
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Add Five

and the tender offer statement on Schedule TO (when available), as well as any amendments and supplements to those documents, because they will contain important information about RGA, MetLife, and the proposed transactions. The final proxy statement/prospectus relating to the Recapitalization and related transactions will be mailed to shareholders of RGA and the final prospectus relating to the Split-Off, related Split-Off materials and the tender offer statement on Schedule TO will be mailed to stockholders of MetLife. Investors and security holders will be able to obtain free copies of the registration statement, the final proxy statement/prospectus relating to the Recapitalization and the final prospectus relating to the Split-Off and related Split-Off materials and the tender offer statement on Schedule TO (when available) as well as other filed documents containing information about MetLife and RGA, without charge, at the SEC's web site (www.sec.gov). Free copies of RGA's filings also may be obtained by directing a request to RGA, Investor Relations, by phone to (636) 736-7243, in writing to Mr. John Hayden, Vice President-Investor Relations, Reinsurance Group of America, Incorporated, 1370 Timberlake Manor Parkway, Chesterfield, Missouri, 63017, or by email to investrelations@rgare.com. Free copies of MetLife's filings may be obtained by directing a request to MetLife, Investor Relations, by phone to (212) 578-2211, in writing to MetLife, Inc., 1 MetLife Plaza, Long Island City, NY 11101, or by email to metir@metlife.com. Neither RGA, MetLife nor any of their respective directors or executive officers or any dealer manager, if any, that may be appointed with respect to the Split-Off makes any recommendation as to whether you should participate in the Split-Off.

         This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Such an offer may be made solely by a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Accordingly, neither the proxy solicitation for the Recapitalization nor the Offer for the outstanding shares of MetLife common stock pursuant to the Split-Off described in this communication has commenced. At the time that the contemplated Split-Off is commenced, MetLife will file a statement on Schedule TO with the SEC. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.
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Add Six

PARTICIPANTS IN THE SOLICITATION

         RGA, MetLife and their respective directors and executive officers may be deemed, under included in its definitive proxy statement for its 2008 Annual Meeting of Shareholders filed with SEC rules, to be participants in the solicitation of proxies from RGA's shareholders with respect the SEC on April 9, 2008. Information regarding the directors and officers of MetLife is included to the proposed transaction. Information regarding the directors and executive officers of RGA is in the definitive proxy statement for MetLife's 2008 Annual Meeting of Shareholders filed with the SEC on March 18, 2008. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, is set forth in the amended registration statement filed with the SEC on July 10, 2008, as may be further amended from time to time, the proxy statement/prospectus relating to the Recapitalization, the prospectus relating to the Split-Off and other materials to be filed with the SEC in connection with the proposed transactions.

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
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Add Seven

Operating Income

RGA uses a non-GAAP financial measure called operating income as a basis for analyzing financial results. This measure also serves as a basis for establishing target levels and awards under RGA's management incentive programs. Management believes that operating income, on a pre-tax and after-tax basis, better measures the ongoing profitability and underlying trends of the company's continuing operations, primarily because that measure excludes the effect of net investment related gains and losses, as well as changes in the fair value of certain embedded derivatives and related deferred acquisition costs. These items tend to be highly variable, primarily due to the credit market and interest rate environment and are not necessarily indicative of the performance of the company's underlying businesses. Additionally, operating income excludes any net gain or loss from discontinued operations and the cumulative effect of any accounting changes, which management believes are not indicative of the company's ongoing operations. The definition of operating income can vary by company and is not considered a substitute for GAAP net income.

      REINSURANCE GROUP OF AMERICA, INCORPORATED AND SUBSIDIARIES
        Reconciliation of Net Income From Continuing Operations
                          to Operating Income
                         (Dollars in thousands)

(Unaudited)                      Three Months Ended    Six Months Ended
                                      June 30,             June 30,
-----------------------------------------------------------------------
                                   2008      2007       2008      2007
                                   ----      ----       ----      ----

GAAP net income-continuing
  operations                     $110,806  $ 79,037   $147,395  $155,974
Capital losses and other, net       1,207     4,666      1,831    10,320
Embedded Derivatives:
    Included in investment
      related losses, net           3,962     4,632    104,595     2,787
  Included in interest
    credited/policy acquisition
    costs and other
    insurance expenses, net        (4,457)       --     29,600        --
DAC offset, net                    (1,830)   (3,717)  (102,776)   (2,379)
                                 ----------------------------------------

   Operating income              $109,688  $ 84,618   $180,645  $166,702





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
      REINSURANCE GROUP OF AMERICA, INCORPORATED AND SUBSIDIARIES
    Reconciliation of Pre-tax Net Income From Continuing Operations
                      to Pre-tax Operating Income
                        (Dollars in thousands)

(Unaudited)                     Three Months Ended June 30, 2008

                                     Capital     Change in
                          Pre-tax    (gains)      value of    Pre-tax
                            net      losses       embedded   operating
                          income   and other,   derivatives,   income
                          (loss)       net           net       (loss)
                          -------  ----------   ------------  --------
U.S. Operations:
 Traditional             $ 95,622   $   637       $    --     $ 96,259
 Asset Intensive            9,893    (3,252)(1)     2,621(2)     9,262
 Financial Reinsurance      3,651         2            --        3,653
                         ---------------------------------------------
  Total U.S.              109,166    (2,613)        2,621      109,174
Canada Operations          26,778    (3,026)           --       23,752
Europe & South Africa      17,041       131            --       17,172
Asia Pacific Operations    21,256     1,510            --       22,766
Corporate and Other        (3,277)     (241)           --       (3,518)
                         ---------------------------------------------
Consolidated             $170,964   $(4,239)      $ 2,621     $169,346
                         =============================================

(1) Asset Intensive is net of $(6,201) DAC offset.
(2) Asset Intensive is net of DAC offsets of $3,384.




(Unaudited)                     Three Months Ended June 30, 2007

                                     Capital     Change in
                          Pre-tax    (gains)      value of    Pre-tax
                            net      losses       embedded   operating
                          income   and other,   derivatives,   income
                          (loss)       net           net       (loss)
                          -------  ----------   ------------  --------
U.S. Operations:
 Traditional             $ 79,098   $ 4,497       $    --     $ 83,595
 Asset Intensive            4,111       971(1)      1,581(2)     6,663
 Financial Reinsurance      3,006         7            --        3,013
                         ---------------------------------------------
  Total U.S.               86,215     5,475         1,581       93,271
Canada Operations          24,202    (1,642)           --       22,560
Europe & South Africa      11,846       630            --       12,476
Asia Pacific Operations    15,609       499            --       16,108
Corporate & Other         (14,159)    1,963            --      (12,196)
                         ---------------------------------------------
Consolidated             $123,713   $ 6,925       $ 1,581     $132,219
                         =============================================

(1) Asset Intensive is net of $(173) DAC offset.
(2) Asset Intensive is net of DAC offsets of $(5,545).




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
      REINSURANCE GROUP OF AMERICA, INCORPORATED AND SUBSIDIARIES
    Reconciliation of Pre-tax Net Income From Continuing Operations
                      to Pre-tax Operating Income
                        (Dollars in thousands)

(Unaudited)                     Six Months Ended June 30, 2008

                                     Capital     Change in
                          Pre-tax    (gains)      value of    Pre-tax
                            net      losses       embedded   operating
                          income   and other,   derivatives,   income
                          (loss)       net           net       (loss)
                          -------  ----------   ------------  --------
U.S. Operations:
 Traditional             $150,070   $ 3,145       $    --     $153,215
 Asset Intensive          (31,209)   (1,506)(1)    47,524(2)    14,809
 Financial Reinsurance      5,590         3            --        5,593
                         ---------------------------------------------
  Total U.S.              124,451     1,642        47,524      173,617
Canada Operations          50,449     1,481            --       51,930
Europe & South Africa      23,084      (614)           --       22,470
Asia Pacific Operations    39,819       996            --       40,815
Corporate and Other       (10,151)      130            --      (10,021)
                         ---------------------------------------------
Consolidated             $227,652   $ 3,635       $47,524     $278,811
                         =============================================

(1) Asset Intensive is net of $811 DAC offset.
(2) Asset Intensive is net of DAC offsets of $(158,929).



(Unaudited)                     Six Months Ended June 30, 2007

                                     Capital     Change in
                          Pre-tax    (gains)      value of    Pre-tax
                            net      losses       embedded   operating
                          income   and other,   derivatives,   income
                          (loss)       net           net       (loss)
                          -------  ----------   ------------  --------
U.S. Operations:
 Traditional             $165,109   $ 4,835      $    --      $169,944
 Asset Intensive            8,573     1,705(1)       850(2)     11,128
 Financial Reinsurance      5,710         7           --         5,717
                         ---------------------------------------------
  Total U.S.              179,392     6,547          850       186,789
Canada Operations          39,236    (4,168)          --        35,068
Europe & South Africa      32,970       854           --        33,824
Asia Pacific Operations    25,941       570           --        26,511
Corporate & Other         (34,596)   11,815           --       (22,781)
                         ---------------------------------------------
Consolidated             $242,943   $15,618      $   850      $259,411
                         =============================================

(1) Asset Intensive is net of $(222) DAC offset.
(2) Asset Intensive is net of DAC offsets of $(3,438).




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
        REINSURANCE GROUP OF AMERICA, INCORPORATED AND SUBSIDIARIES
                Condensed Consolidated Statements of Income
                           (Dollars in thousands)


                              Three Months Ended       Six Months Ended
(Unaudited)                        June 30,                June 30,
---------------------------------------------------------------------------
                               2008        2007        2008        2007
                               ----        ----        ----        ----
Revenues:
  Net premiums              $1,358,555  $1,207,646  $2,656,620  $2,333,096
  Investment income, net
    of related expenses        254,868     274,902     454,394     490,645
  Investment related
    losses, net                 (7,079)    (14,218)   (162,339)    (19,864)
  Other revenues                36,262      20,446      54,198      39,548
                            -----------------------------------------------
     Total revenues          1,642,606   1,488,776   3,002,873   2,843,425

Benefits and expenses:
  Claims and other
    policy benefits          1,128,827     980,338   2,248,339   1,883,148
  Interest credited             63,000     113,652     136,897     174,718
  Policy acquisition
    costs and other
    insurance expenses         189,272     178,016     205,534     360,997
  Other operating expenses      61,997      56,619     125,337     112,041
  Interest expense              21,580      23,232      44,674      43,685
  Collateral finance
    facility expense             6,966      13,206      14,440      25,893
                            ----------------------------------------------
     Total benefits and
       expenses              1,471,642   1,365,063   2,775,221   2,600,482
                            ----------------------------------------------

  Income from continuing
    operations before
    income taxes               170,964     123,713     227,652     242,943

     Provision for income
       taxes                    60,158      44,676      80,257      86,969
                            ----------------------------------------------


  Income from continuing
    operations                 110,806      79,037     147,395     155,974

  Discontinued operations:
     Loss from discontinued
       accident and health
       operations, net of
       income taxes               (104)     (1,562)     (5,188)     (2,247)
                            ----------------------------------------------

  Net income                $  110,702  $   77,475  $  142,207  $  153,727
                            ==============================================



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
        REINSURANCE GROUP OF AMERICA, INCORPORATED AND SUBSIDIARIES
                Condensed Consolidated Statements of Income
                   (In thousands, except per share data)

                                   Three Months Ended     Six Months Ended
   (Unaudited)                           June 30,             June 30,
----------------------------------------------------------------------------
                                      2008     2007        2008      2007
                                      ----     ----        ----      ----
Earnings per share from
 continuing operations:
  Basic earnings per share          $  1.78  $  1.28      $  2.37  $  2.53
  Diluted earnings per share        $  1.73  $  1.22      $  2.30  $  2.43

Diluted earnings per share from
 operating income                   $  1.71  $  1.31      $  2.82  $  2.60

Earnings per share from net income:
  Basic earnings per share          $  1.78  $  1.25      $  2.29  $  2.49
  Diluted earnings per share        $  1.73  $  1.20      $  2.22  $  2.39

Weighted average number of
  common and common equivalent
  shares outstanding                 63,982   64,541       64,106   64,219


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
      REINSURANCE GROUP OF AMERICA, INCORPORATED AND SUBSIDIARIES
                Condensed Consolidated Business Summary

                                                    At or For the
                                                  Six Months Ended
(Unaudited)                                            June 30,
----------------------------------------------------------------------
                                                  2008          2007
                                                  ----          ----

Gross life reinsurance in force (in billions)
   U.S.                                         $1,258.6      $1,202.8
   Canada                                       $  230.9      $  187.6
   Europe & South Africa                        $  419.4      $  361.8
   Asia Pacific                                 $  330.6      $  290.2

Gross life reinsurance written (in billions)
   U.S.                                         $   70.2      $   84.4
   Canada                                       $   24.6      $   21.8
   Europe & South Africa                        $   37.9      $   30.8
   Asia Pacific                                 $   15.2      $    6.5

Balance sheet information (in millions,
   except share and per share figures)

Consolidated cash and invested assets          $17,169.3     $15,911.8
   Invested asset book yield - trailing
    three months excluding funds withheld           6.07%         5.90%

Investment portfolio mix
   Cash and short-term investments                  2.39%         3.73%
   Fixed maturity securities                       56.31%        54.78%
   Mortgage loans                                   4.65%         5.04%
   Policy loans                                     6.11%         6.40%
   Funds withheld at interest                      28.10%        28.27%
   Other invested assets                            2.44%         1.78%

Collateral finance facilities                   $  850.0      $  850.3
Short-term debt                                 $     --      $   30.1
Long-term debt                                  $  926.1      $  908.7
Company-obligated mandatorily
   redeemable preferred securities
    of subsidiary                               $  158.9      $  158.8

Total stockholders' equity                      $3,061.4      $2,894.6
Less: Accumulated other comprehensive
   income "AOCI"*                                  255.0         374.5
                                                --------      --------
Total stockholders' equity, before
   impact of AOCI*                              $2,806.4      $2,520.1

Treasury shares                                  812,722     1,135,134
Common shares outstanding                     62,315,551    61,993,139
Book value per share outstanding                $  49.13      $  46.69
Book value per share outstanding, before
   impact of AOCI*                              $  45.04      $  40.65


* Book value per share outstanding and total stockholders' equity, before impact of AOCI, are non-GAAP financial measures that management believes are important in evaluating the balance sheet in order to ignore the effects of unrealized amounts primarily associated with mark-to-market adjustments on investments and foreign currency translation.

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

Add Thirteen

      REINSURANCE GROUP OF AMERICA, INCORPORATED AND SUBSIDIARIES
                            U.S. Operations
(Unaudited)             (Dollars in thousands)

                                 Three Months Ended June 30, 2008
                                         Asset-    Financial    Total
Revenues:                 Traditional  Intensive  Reinsurance    U.S.
                          -----------  ---------  -----------  -------
Net premiums              $  752,831  $    1,592    $     --  $754,423
Investment income, net
 of related expenses          97,462      80,920         356   178,738
Investment related
 losses, net                    (637)     (9,044)         (2)   (9,683)
Other revenues                   552      14,211       4,314    19,077
                          --------------------------------------------
  Total revenues             850,208      87,679       4,668   942,555
Benefits and expenses:
Claims and other
 policy benefits             624,310         865          --   625,175
Interest credited             14,924      47,995          --    62,919
Policy acquisition costs
 and other insurance
 expenses                    103,231      27,086         250   130,567
Other operating expenses      12,121       1,840         767    14,728
                          --------------------------------------------
  Total benefits
   and expenses              754,586      77,786       1,017   833,389
  Income before
    income taxes          $   95,622  $    9,893    $  3,651  $109,166
                          ==========  ==========    ========  ========


(Unaudited)                      Three Months Ended June 30, 2007
                                         Asset-    Financial    Total
Revenues:                 Traditional  Intensive  Reinsurance    U.S.
                          -----------  ---------  -----------  -------
Net premiums              $  718,753   $   1,598    $     --  $720,351
Investment income, net
 of related expenses          87,151     117,319          99   204,569
Investment related
 losses, net                  (4,497)     (8,270)         (7)  (12,774)
Other revenues                   300       9,690       5,846    15,836
                          --------------------------------------------
  Total revenues             801,707     120,337       5,938   927,982
Benefits and expenses:
Claims and other
 policy benefits             594,619        (553)         --   594,066
Interest credited             14,579      98,324          --   112,903
Policy acquisition costs
 and other insurance
 expenses                    101,807      16,750       2,001   120,558
Other operating expenses      11,604       1,705         931    14,240
                          --------------------------------------------
  Total benefits
   and expenses              722,609     116,226       2,932   841,767
  Income before
    income taxes          $   79,098   $   4,111    $  3,006  $ 86,215
                          ==========   =========    ========  ========




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Add Fourteen

      REINSURANCE GROUP OF AMERICA, INCORPORATED AND SUBSIDIARIES
                            U.S. Operations
(Unaudited)             (Dollars in thousands)
                                Six Months Ended June 30, 2008
                                        Asset-     Financial    Total
Revenues:                 Traditional  Intensive  Reinsurance    U.S.
                          -----------  ---------  -----------  -------
Net premiums              $1,478,224  $    3,255  $     --  $1,481,479
Investment income, net
 of related expenses         194,893     105,951       396     301,240
Investment related
 losses, net                  (3,145)   (158,598)       (3)   (161,746)
Other revenues                   612      25,706     7,058      33,376
                          --------------------------------------------
  Total revenues           1,670,584     (23,686)    7,451   1,654,349
Benefits and expenses:
Claims and other
 policy benefits           1,276,160       1,050        --   1,277,210
Interest credited             29,714     106,963        --     136,677
Policy acquisition costs
 and other insurance
 expenses                    189,281    (104,664)      448      85,065
Other operating expenses      25,359       4,174     1,413      30,946
                          --------------------------------------------
  Total benefits
   and expenses            1,520,514       7,523     1,861   1,529,898
  Income(loss)before
    income taxes          $  150,070   $ (31,209) $  5,590  $  124,451
                          ==========   =========  ========  ==========

(Unaudited)                     Six Months Ended June 30, 2007
                                        Asset-     Financial    Total
Revenues:                 Traditional  Intensive  Reinsurance    U.S.
                          -----------  ---------  -----------  -------
Net premiums              $1,388,172   $   3,224  $     --  $1,391,396
Investment income, net
 of related expenses         172,079     185,271       119     357,469
Investment related
 losses, net                  (4,835)     (6,215)       (7)    (11,057)
Other revenues                   406      17,114    11,735      29,255
                          --------------------------------------------
  Total revenues           1,555,822     199,394    11,847   1,767,063
Benefits and expenses:
Claims and other
 policy benefits           1,137,205       3,970         1   1,141,176
Interest credited             28,849     144,482        --     173,331
Policy acquisition costs
 and other insurance
 expenses                    201,187      39,043     4,195     244,425
Other operating expenses      23,472       3,326     1,941      28,739
                          --------------------------------------------
  Total benefits
   and expenses            1,390,713     190,821     6,137   1,587,671
  Income before
    income taxes          $  165,109   $   8,573  $  5,710  $  179,392
                          ==========   =========  ========  ==========



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


Add Fifteen

      REINSURANCE GROUP OF AMERICA, INCORPORATED AND SUBSIDIARIES
                           Canada Operations
                        (Dollars in thousands)


                                                 Three Months Ended
(Unaudited)                                            June 30,
----------------------------------------------------------------------
                                                  2008         2007
                                                  ----         ----
Revenues:
  Net premiums                                 $ 139,530    $ 122,580
  Investment income, net of related expenses      35,692       32,363
  Investment related gains, net                    4,004        1,648
  Other revenues                                  13,204           93
                                               ---------    ---------
    Total revenues                               192,430      156,684

Benefits and expenses:
  Claims and other policy benefits               134,146      105,667
  Interest credited                                   81          185
  Policy acquisition costs and other
    insurance expenses                            25,526       21,343
  Other operating expenses                         5,899        5,287
                                               ---------    ---------
    Total benefits and expenses                  165,652      132,482

    Income before income taxes                 $  26,778    $  24,202
                                               =========    =========



                                                  Six Months Ended
(Unaudited)                                            June 30,
----------------------------------------------------------------------
                                                  2008        2007
                                                  ----        ----
Revenues:
  Net premiums                                  $278,522    $222,072
  Investment income, net of related expenses      71,725      58,795
  Investment related gains(losses), net              (81)      4,432
  Other revenues                                  13,217         179
                                                --------    --------
    Total revenues                               363,383     285,478

Benefits and expenses:
  Claims and other policy benefits               249,417     196,815
  Interest credited                                  220         371
  Policy acquisition costs and other
    insurance expenses                            51,952      39,819
  Other operating expenses                        11,345       9,237
                                                --------    --------
    Total benefits and expenses                  312,934     246,242

    Income before income taxes                  $ 50,449    $ 39,236
                                                ========    ========





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

Add Sixteen

      REINSURANCE GROUP OF AMERICA, INCORPORATED AND SUBSIDIARIES
                         Europe & South Africa
                        (Dollars in thousands)

                                                  Three Months Ended
(Unaudited)                                            June 30,
----------------------------------------------------------------------
                                                  2008        2007
                                                  ----        ----
Revenues:
  Net premiums                                  $185,490    $164,796
  Investment income, net of related expenses       8,778       7,103
  Investment related losses, net                    (131)       (630)
  Other revenues                                      68         (27)
                                                --------   ----------
    Total revenues                               194,205     171,242

Benefits and expenses:
  Claims and other policy benefits               144,460     128,828
  Interest credited                                   --         564
  Policy acquisition costs and other
    insurance expenses                            16,026      17,129
  Other operating expenses                        16,678      12,875
                                                --------    --------
    Total benefits and expenses                  177,164     159,396

    Income before income taxes                  $ 17,041    $ 11,846
                                                ========    ========



                                                  Six Months Ended
(Unaudited)                                           June 30,
----------------------------------------------------------------------
                                                  2008        2007
                                                  ----        ----
Revenues:
  Net premiums                                  $374,686    $332,592
  Investment income, net of related expenses      16,329      12,877
  Investment related gains(losses), net              614        (854)
  Other revenues                                     128         104
                                                --------    --------
    Total revenues                               391,757     344,719

Benefits and expenses:
  Claims and other policy benefits               302,995     242,982
  Interest credited                                   --       1,016
  Policy acquisition costs and other
    insurance expenses                            33,256      43,189
  Other operating expenses                        32,422      24,562
                                                --------    --------
    Total benefits and expenses                  368,673     311,749

    Income before income taxes                  $ 23,084    $ 32,970
                                                ========    ========



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Add Seventeen

      REINSURANCE GROUP OF AMERICA INCORPORATED AND SUBSIDIARIES
                             Asia Pacific
                        (Dollars in thousands)

                                                 Three Months Ended
(Unaudited)                                           June 30,
----------------------------------------------------------------------
                                                  2008       2007
                                                  ----       ----
Revenues:
  Net premiums                                  $277,716   $198,971
  Investment income, net of related expenses      12,397      8,610
  Investment related losses, net                  (1,510)      (499)
  Other revenues                                   1,851      2,583
                                                --------   --------
    Total revenues                               290,454    209,665

Benefits and expenses:
  Claims and other policy benefits               225,011    151,664
  Policy acquisition costs and other
    insurance expenses                            28,386     28,173
  Other operating expenses                        15,801     14,219
                                                --------   --------
    Total benefits and expenses                  269,198    194,056

    Income before income taxes                  $ 21,256   $ 15,609
                                                ========   ========



                                                  Six Months Ended
(Unaudited)                                           June 30,
----------------------------------------------------------------------
                                                  2008       2007
                                                  ----       ----
Revenues:
  Net premiums                                  $518,651   $385,809
  Investment income, net of related expenses      23,811     17,273
  Investment related losses, net                    (996)      (570)
  Other revenues                                   4,403      4,410
                                                --------   --------
    Total revenues                               545,869    406,922

Benefits and expenses:
  Claims and other policy benefits               418,680    302,147
  Policy acquisition costs and other
    insurance expenses                            56,467     52,787
  Other operating expenses                        30,903     26,047
                                                --------   --------
    Total benefits and expenses                  506,050    380,981

    Income before income taxes                  $ 39,819   $ 25,941
                                                ========   ========




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

Add Eighteen

      REINSURANCE GROUP OF AMERICA, INCORPORATED AND SUBSIDIARIES
                          Corporate and Other
                        (Dollars in thousands)

                                                 Three Months Ended
(Unaudited)                                            June 30,
----------------------------------------------------------------------
                                                   2008       2007
                                                   ----       ----
Revenues:
  Net premiums                                  $  1,396   $    948
  Investment income, net of related expenses      19,263     22,257
  Investment related gains(losses), net              241     (1,963)
  Other revenues                                   2,062      1,961
                                                --------   --------
    Total revenues                                22,962     23,203

Benefits and expenses:
  Claims and other policy benefits                    35        113
  Policy acquisition costs and other
    insurance expenses                           (11,233)    (9,187)
  Other operating expenses                         8,891      9,998
  Interest expense                                21,580     23,232
  Collateral finance facility expense              6,966     13,206
                                                --------   --------
    Total benefits and expenses                   26,239     37,362

    Loss before income taxes                    $ (3,277)  $(14,159)
                                                ========   ========



                                                   Six Months Ended
(Unaudited)                                            June 30,
----------------------------------------------------------------------
                                                   2008       2007
                                                   ----       ----
Revenues:
  Net premiums                                  $  3,282   $  1,227
  Investment income, net of related expenses      41,289     44,231
  Investment related losses, net                    (130)   (11,815)
  Other revenues                                   3,074      5,600
                                                --------   --------
    Total revenues                                47,515     39,243

Benefits and expenses:
  Claims and other policy benefits                    37         28
  Policy acquisition costs and other
    insurance expenses                           (21,206)   (19,223)
  Other operating expenses                        19,721     23,456
  Interest expense                                44,674     43,685
  Collateral finance facility expense             14,440     25,893
                                                --------   --------
    Total benefits and expenses                   57,666     73,839

    Loss before income taxes                    $(10,151)  $(34,596)
                                                ========   ========



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